Greenberry's Coffee Roasters, Inc.

Greenberry's
— EST 1992 —
COFFEE ROASTERS

ANNUAL REPORT

141 Zion Station Rd

troy, VA 22974

(434) 242-5937

https://greenberrys.com/

This Annual Report is dated December 16, 2024.

BUSINESS

Greenberry's Coffee Roasters, Inc. is divided into four lines of business: Coffee Roasting and Packaging, Nitro Coffee Beverage Production, Wholesale Distribution, and Online Sales Channels. We roast and sell dark roast gourmet coffees in 26 varieties and brew 12 flavors of Nitro Cold Brew Coffee. We sell our products at wholesale, retail, online, and thru third party distributors. Our sales reach is national in the USA as well as Asia and the Middle East global regions. Our cold brew products are sold throughout the mid atlantic region. We are a standalone C corporation with two stand alone affiliates: Greenberry's Franchising Corp. and Greenberry's Coffee & Tea Co.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of the financial statements

Company operations from 2021 to 2022 were still impacted by the Covid-19 pandemic. Our customer base is comprised of online retailers, fullfillment of our website, restaurants and large wholesalers. The restaurant sector was down significantly and caused the overall decline in top line revenue. Our wholesaler revenues and our own website revenues were up significantly but not enough to overcome the restaurant sectors. Our own cafe network both domestic and international were also down earlier in the year but have recovered by about 70% and continue to improve thru the end of 2021.. We expect continued improvement especially throughout 2022 in all sectors. The restaurant sector will be most impacted long term as many small restaurants may not survive. We expect growth in our other sectors to ultimately overcome this decline and return us to growth. Our new nitro cold brew products are getting improved exposure and uptake by distributors. We expect this part of our business to become our fastest growing sector by mid 2023

Historical results and cash flows:

Forward looking company results show growth in our coffee roasting sector thru the wholesaler, web sales, and other online relationships. We expect increasing sales thru the restaurant sector with slower recovery. 2021 is an anomoly year due to Covid-19, and while 2022 will continue to show impacts we expect to see improvements by the end of the year.. Cash flows were impacted in 2021 by reduced overall revenues and higher fixed cost when compared to revenues. We also made significant investments in the Nitro Cold Brew plant equipment as the decision to produce in company instead of a co-packer relationship was made by management. This decision was made due to Covid-19 impacts but will ultimately yield better product margins in exchange for the Cap Ex expenditures. Cash expenditures have historically been funded thru past retained earnings and contributions by the founders. Future cash requirements will be supplemented by crowdfunding.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $972,521.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Inventory Credit
Amount Owed: $200,000.00
Interest Rate: 6%
The Company has a line of credit secured by its inventory that has an interest rate of 6 percent per annum and does not have a fixed maturity date.

Creditor: Economic Injury Disaster Loan (thru SBA directly)
Amount Owed: $1,731,616.00
Interest Rate: 3.75%
Maturity Date: May 01, 2050

Creditor: Greenberry's Coffee & Tea
Amount Owed: $108,206
Interest Rate:0%

Creditor: Greenberry's Franchising Corp
Amount Owed: $22,956
Interest Rate: 0%

Creditor: Economic Injury Disaster Loan (thru SBA directly)
Amount Owed: $1,731,616.00
Interest Rate: 3.75%
Maturity Date: May 01, 2050

Creditor: Great American FS
Amount Owed: $79,118.48
Interest Rate: 4.5%
Maturity Date: May 15, 2028

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Michael Sean Simmons

Michael Sean Simmons's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director & CEO
Dates of Service: December, 2000 - Present
Responsibilities: Highest level management of the company activities. Salary $100K

Other business experience in the past three years:

Employer: Greenberry's Franchising Corp.
Title: Director & CEO
Dates of Service: November, 2000 - Present
Responsibilities: Highest level management and strategy development

Other business experience in the past three years:

Employer: Greenberry's Coffee & Tea Co.
Title: Director & CEO
Dates of Service: July, 1992 - Present
Responsibilities: Highest level management & strategic vision

Name: Oksana Simmons

Oksana Simmons's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director and CFO
Dates of Service: December, 2000 - Present
Responsibilities: Management & operations. Salary $100k

Other business experience in the past three years:

Employer: Greenberry's Franchising Corp.
Title: Director and CFO
Dates of Service: November, 2000 - Present
Responsibilities: Management & operations

Other business experience in the past three years:

Employer: Greenberry's Coffee & Tea Co.
Title: Director and CFO
Dates of Service: July, 1992 - Present
Responsibilities: Management & operations

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Preferred Stock
Stockholder Name: Oksana (Roxanne) Simmons
Amount and nature of Beneficial ownership: 2,500,000
Percent of class: 50.0

Title of class: Preferred Stock
Stockholder Name: Michael Sean Simmons
Amount and nature of Beneficial ownership: 2,500,000
Percent of class: 50.0

RELATED PARTY TRANSACTIONS

Name of Entity: Management and Founders
Relationship to Company: Related party
Nature / amount of interest in the transaction: Compensation
Material Terms: The Company compensates management, including its founders, according to their stated compensation plan.

Name of Entity: Greenberry's Franchising Corp, Greenberry's Coffee & Tea Co.
Names of 20% owners: Sean Simmons, Oksana Simmons
Relationship to Company: Officer
Nature / amount of interest in the transaction: Both affiliates do not have any interest in the Company.

OUR SECURITIES

Series I Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series I Common Stock.

Material Rights

There are no material rights associated with Series I Common Stock.

Series II Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Series II Common Stock.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Liquidation rights. Holders of Preferred Stock are entitled to preferential liquidation dividends.

Dividend rights. Holders of Preferred Stock are entitled to preferential dividend payments.

Conversion rights. Each share of Preferred Stock is convertible into 1 share of Series II Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series I Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Series I Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the coffee industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series I Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series I Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Series I Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Interruption of our supply chain could affect our ability to produce or deliver our products and could negatively impact our business and profitability. Any material interruption in our supply chain, such as material interruption of roasted coffee supply due to the casualty loss of our third party roaster, interruptions in service by our third party logistic service providers or common carriers that ship goods within our distribution channels, trade restrictions, such as increased tariffs or quotas, embargoes or customs restrictions, natural disasters or political disputes and military conflicts that cause a material disruption in our supply chain could have a negative material impact on our business and our profitability. Additionally, our food, beverage and other products are sourced from a wide variety of domestic and international business partners in our supply chain operations. We rely on these suppliers to provide high quality products and to comply with applicable laws. Our ability to find qualified suppliers who meet our standards and supply products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced from outside the U.S., especially countries or regions with diminished infrastructure, developing or failing economies or experiencing political instability or social unrest, and as we increase our fresh and prepared food offerings. For certain products, we may rely on one or very few suppliers. A supplier's failure to meet our standards, provide products in a timely and efficient manner, or comply with applicable laws is beyond our control. These issues, especially for those products for which we rely on one or few suppliers, could have a material negative impact on our business and profitability. Increases in the cost of high-quality arabica coffee beans or other commodities or decreases in the availability of high-quality arabica coffee beans or other commodities could have an adverse impact on our business and financial results. We purchase high-quality whole bean arabica coffee and related coffee products. The price of coffee is subject to significant volatility and has and may again increase significantly due to one or more of the factors described below. The high-quality arabica coffee of the quality we seek tends to trade on a negotiated basis at a premium above the "C" price. This premium depends upon the supply and demand at the time of purchase and the amount of the premium can vary significantly. Increases in the "C" coffee commodity price do increase the price of high-quality arabica coffee and also impact our ability to enter into fixed-price purchase commitments. We frequently enter into supply contracts whereby the quality, quantity, delivery period, and other negotiated terms are agreed upon, but the date, and therefore price, at which the base "C" coffee commodity price component will be fixed has not yet been established. These are known as price-to-be-fixed contracts. The supply and price of coffee we purchase can also be affected by multiple factors in the producing countries, such as weather (including the potential effects of climate change), natural disasters, crop disease, general increase in farm inputs and costs of production, inventory levels and political and economic conditions, as well as the actions of certain organizations and associations that have historically attempted to influence prices of green coffee through agreements establishing export quotas or by restricting coffee supplies. Speculative trading in coffee commodities can also influence coffee prices. Because of the significance of coffee beans to our operations, combined with our ability to only partially mitigate future price risk through purchasing practices and hedging activities, increases in the cost of high-quality arabica coffee beans could have a material adverse impact on our profitability. In addition, if we are not able to purchase sufficient quantities of green coffee due to any of the above factors or to a worldwide or regional shortage, we may not be able to fulfill the demand for our coffee, which could have a material adverse impact on our profitability. Changes in consumer preferences or public attitudes about caffeine could decrease demand for the Company's products. If consumers are unwilling to accept the Company's products or if general consumer trends cause a decrease in the demand for caffeinated beverages, including cold brew, it would adversely impact the Company's sales and results of operations. There is no assurance that the RTD Coffee segment will experience growth in future periods. The possibility exists that advertising by caffeinated beverage producers could be restricted, that additional cautionary labeling or packaging requirements may be imposed or that there may be renewed efforts to impose, at either the federal or state level, increased excise or other taxes on caffeinated beverages sold in the United States. If caffeinated beverages in general were to fall out of favor among domestic consumers, or if the domestic RTD Coffee industry were subjected to significant additional governmental regulation, it would likely have a significant adverse impact on the Company's financial condition, operating results, and cash flows.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 16, 2024.

Greenberry's Coffee Roasters, Inc.

By   /s/ *M. Sean Simmons*

      Name: <u>Greenberry's Coffee Roasters Inc</u>

      Title: President

Exhibit A

FINANCIAL STATEMENTS



INDEPENDENT AUDITOR'S REPORT

April 20, 2022

To: Board of Directors, GREENBERRY'S COFFEE ROASTERS, INC.

Re: 2021-2020 Financial Statement Audit

We have audited the accompanying financial statements of GREENBERRY'S COFFEE ROASTERS, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, shareholders' equity, and cash flows for the fiscal years ended December 31, 2021 and 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, shareholders' equity and its cash flows for the fiscal year periods ended December 31, 2021 and 2020 in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

April 20, 2022

GREENBERRY'S COFFEE ROASTERS, INC.
BALANCE SHEETS
See accompanying Auditor's Report and Notes to the Financial Statements
As of December 31, 2021 and 2020

ASSETS	**2021**	**2020**
Current Assets		
Cash and cash equivalents	$ 1,752,907	$ 25,162
Inventory	257,952	194,049
Accounts receivable, net	87,395	80,824
Due from affiliates	47,000	0
Other current assets	0	635
Total current assets	2,145,254	300,669
Fixed assets, net of accumulated depreciation	565,698	46,355
Other assets	41,768	30,670
Total Assets	$ 2,752,719	$ 377,694
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts and credit cards payable	$ 16,643	$ 30,868
Due to affiliates	14,956	11,609
Inventory line of credit	201,287	196,775
PPP loan	0	99,800
Other accrued liabilities	89,140	36,901
Total Current Liabilities	322,026	375,953
EIDL loan	1,735,600	159,900
Total Liabilities	2,057,626	535,853
SHAREHOLDERS' EQUITY		
Preferred stock (5,000,000 shares authorized, issued and outstanding as of December 31, 2021)	128,808	10,000
Series I common stock (5,000,000 shares authorized, 18,938 shares issued and outstanding as of December 31, 2021), net of offering costs	157,281	0
Retained earnings, net of shareholder distributions	409,004	(168,159)
Total Shareholders' Equity	695,093	(158,159)
Total Liabilities and Shareholders' Equity	$ 2,752,719	$ 377,694

GREENBERRY'S COFFEE ROASTERS, INC.
STATEMENT OF OPERATIONS
See accompanying Auditor's Report and Notes to the Financial Statements
For calendar years ended December 31, 2021 and 2020

		2021		2020
Revenues, net	$	2,041,640	$	1,785,849
Less: cost of goods sold		1,368,165		1,333,016
Gross profit		673,475		452,833
Operating expenses				
General and administrative		639,074		271,790
Freight		142,352		160,279
Professional fees		90,171		51,496
Marketing and advertising		100,037		12,757
Total operating expenses		971,634		496,322
Net Operating Income (Loss)		(298,159)		(43,489)
Depreciation and amortization (expense)		(64,100)		(60,281)
Interest (expense)		(6,536)		0
Grant, PPP forgiveness income		939,125		53,000
Other income (expense), net		6,833		11,227
Income tax (provision) benefit		–		–
Net Income (Loss)	$	577,163	$	(39,543)

GREENBERRY'S COFFEE ROASTERS, INC.
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
See accompanying Auditor's Report and Notes to the Financial Statements
For calendar years ended December 31, 2021 and 2020

	Preferred stock	Series I common stock	Retained Earnings/(Deficit)	Total Shareholders' Equity (Deficit)
Balance as of January 1, 2020	$ 10,000	$ 0	$ 20,835	$ 30,835
Distributions to shareholder			(149,451)	(149,451)
Net income			(39,543)	(39,543)
Balance as of December 31, 2020	$ 10,000	$ 0	$ (168,159)	$ (158,159)
Contributions by preferred shareholder	118,808			118,808
Issuance of securities		193,204		193,204
Costs of offering		(35,923)		(35,923)
Net income			577,163	149,828
Balance as of December 31, 2021	$ 128,808	$ 157,281	$ 409,004	$ 695,093

GREENBERRY'S COFFEE ROASTERS, INC.
STATEMENT OF CASH FLOWS
See accompanying Auditor's Report and Notes to the Financial Statements
For calendar years ended December 31, 2021 and 2020

	2021	2020
Operating Activities		
Net Income (Loss)	$ 577,163	$ (39,543)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Add: Depreciation and amortization	64,100	60,281
Less: non-cash PPP loan forgiveness	(99,800)	0
Changes in operating asset and liabilities:		
Decrease (Increase) in inventory	(63,903)	(75,382)
Decrease (Increase) in accounts receivable	(6,571)	53,481
Decrease (Increase) in receivables from affiliates, net	(43,653)	0
Decrease (Increase) in other current assets	635	1,526
Increase (Decrease) in accounts and credit cards payable	(14,225)	101,889
Increase (Decrease) in accrued liabilities	52,239	36,836
Net cash provided by (used in) operating activities	465,985	139,088
Investing Activities		
Purchases of fixed assets net of any proceeds from disposals	(583,443)	(25,383)
Purchase of other assets	(11,098)	(23,107)
Net cash used in investing activities	(594,541)	(48,490)
Financing Activities		
Proceeds from government-backed loans	1,575,700	53,000
(Distributions) to shareholder	0	(149,451)
Draws/(repayment) of inventory line of credit	4,512	0
Proceeds from issuance of Series I common stock, net of costs	157,281	0
Preferred stockholders contributions	118,808	0
Net cash provided by financing activities	1,856,301	(96,451)
Net change in cash and cash equivalents	1,727,745	(5,853)
Cash and cash equivalents at beginning of period	25,162	31,015
Cash and cash equivalents at end of period	$ 1,752,907	$ 25,162

GREENBERRY'S COFFEE ROASTERS, INC.
NOTES TO FINANCIAL STATEMENTS
See accompanying Auditor's Report
As of and for calendar years ended 2021 and 2020

NOTE 1 – NATURE OF OPERATIONS

GREENBERRY'S COFFEE ROASTERS, INC. (the "Company"), was originally organized in Virginia on December 29, 2000. On February 4, 2021, the Company re-domiciled under the laws of Delaware. The Company operates and distributes roasted coffee products and Nitro Cold Brew RTD beverages in 12 unique flavors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, these financial statements include all adjustments (consisting of normal and recurring accruals) considered necessary to present fairly the Company's financial position as of December 31, 2021 and 2020, and the results of the Company's operations and cash flows for the twelve months ended December 31, 2021 and 2020. The Company has no items of other comprehensive income (loss); therefore, net income (loss) is equal to comprehensive income (loss).

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit and Customer Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, short term investments and accounts receivable. Cash and cash equivalents are deposited in demand with two financial institution in the United States. Cash and cash equivalents deposited at time may be in excess of the federally insured limits. Management believes that the Company's investments in cash and cash equivalents have minimal risk. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company does not require collateral from its customers. Revenue from form its many customers are not concentrated with any one customer.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $1,752,907 and $25,162 of cash on hand, respectively.

Accounts Receivable

Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

As of December 31, 2021 and 2020, the Company had $87,395 and $80,824, respectively, of accounts receivable.

Inventory

Inventories are stated at the lower of cost (weighted average method) or market. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values. If actual future demand or market conditions are less favorable than those projected by management, inventory write-downs may be required. As of December 31, 2021, there is no material provision for obsolete inventory.

Fixed Assets

Fixed assets, such as restaurant equipment, computer equipment and capitalized software, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally between three and five years, or the lease term of the respective assets whichever is shorter. Maintenance and repairs are charged to expense as incurred, and improvements and betterments with a life expectancy greater than a year and costing at least $1,500 are capitalized.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets

that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue from the sale of its prepared food and drink items to customers and records revenue at the time of sale.

Advertising

The Company expenses advertising costs as they are incurred and such amounts totaled $100,037 and 12,757 for the calendar years ending 2021 and 2020, respectively.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a C corporation for federal and state income tax purposes.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021 and 2020, the unrecognized tax benefits accrual was zero.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after

December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In February 2016, the Financial Accounting Standards Board ("FASB") issued Update 2016-02, Leases ("Topic 842"). This guidance requires the recognition of liabilities for lease obligations and corresponding right-of-use assets on the balance sheet and disclosure of key information about leasing arrangements. This guidance is effective for fiscal years of private companies beginning after December 15, 2021, and interim reporting periods within fiscal years beginning after December 15, 2022 using a modified retrospective adoption method. Early adoption is permitted. The Company expects to adopt this guidance beginning with its first quarter of fiscal year 2022. We expect adoption of Topic 842 will result in a significant increase in the assets and liabilities on our balance sheets.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

The balances of inventory and estimated useful lives held by the Company as of December 31 consists of a food truck, furniture and equipment, leasehold improvements, software, vehicles and other long-lived tangible assets:

	2020	2020
Beginning balance, net	$ 46,355	$ 81,253
Add: asset additions	583,443	25,383
Less: depreciation expense	(64,100)	(60,281)
Ending balance of Property and equipment, net	**$ 565,698**	**$ 46,355**

NOTE 4 – INCOME TAX PROVISION

The Company will be treated as a C corporation for US and state income tax purposes. Because the Company does not have a strong history of recognizing taxable income, the Company has placed a full valuation allowance on the net operating losses that the Company has incurred since the inception of the Company.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Contingencies
The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 6 – EQUITY AND DEBT

Equity
Upon redomiciling to Delaware in February 2021, the Company grew its authorized share capital from 25,000 shares to 10,000,000 shares (5,000,000 shares of preferred stock and 5,000,000 shares of Series I Common Stock) and the ownership between the only two shareholders of Preferred Stock was rebalanced such that each owned 2,500,000 shares.

In 2021, the Company issued 18,938 shares of Series I Common Stock in a Regulation CF securities offering. The Company received $157,281 in cash proceeds net of $35,923 offering costs retained by the funding portal that hosted the Company's Regulation CF offering, StartEngine.

Debt
The Company has a line of credit secured by its inventory that has an interest rate of 2.494 percent per annum and does not have a fixed maturity date.

In 2020 the Company procured a $99,800 Small Business Administration Loan under the Paycheck Protection Program ("PPP") as authorized by the CARES Act of 2020. This law was passed in response to the COVID-19 pandemic. The loan is forgivable if the proceeds are used within 24 weeks for payroll costs and certain other allowable uses. The Company has had that loan forgiven in 2021.

Additionally, the Company borrowed $1,735,600 from the Small Business Administration as an Economic Injury Disaster Loan ("EIDL"). The loan matures in 30 years and bears interest at a rate of 3.75 percent.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company compensates management, including its founders, according to their stated compensation plan.

Additionally, the Company has received certain funds from affiliates totaling $14,956 and has loaned $47,000 of funds to related parties.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company plans to offer up to $5,000,000 in a securities offering exempt from registration under Regulation CF (the "Crowdfunded Offering"). The Company intends to offer non-voting common stock in this issuance as discussed below. The securities offering is anticipated to be listed with StartEngine.

Management's Evaluation

Management has evaluated subsequent events through April 20, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Michael Sean Simmons, Principal Executive Officer of Greenberry's Coffee Roasters Inc., hereby certify that the financial statements of Greenberry's Coffee Roasters Inc. included in this Report are true and complete in all material respects.

Michael Sean Simmons

President

GREENBERRY'S COFFEE ROASTERS, INC.

(a Delaware corporation)

Unaudited Financial Statements and

Independent Accountant's Review Report

For the calendar years ended December 31, 2023 and 2022



IndigoSpireCPA

INDEPENDENT REVIEW REPORT

November 25, 2024

To: Board of Directors, GREENBERRY'S COFFEE ROASTERS, INC.

Re: 2023 and 2022 Financial Statement Review

We have reviewed the accompanying financial statements of GREENBERRY'S COFFEE ROASTERS, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022 and the related statements of income, shareholder's equity, and cash flows for the calendar year periods ended December 31, 2023 and 2022, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. *Accordingly, we do not express such an opinion*.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,



IndigoSpireCPA, PC

IndigoSpireCPA, PC
San José, CA

GREENBERRY'S COFFEE ROASTERS, INC.
BALANCE SHEET
As of December 31, 2023 and 2022
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

ASSETS	**2023**	**2022**
Current Assets		
Cash and cash equivalents	$ 86,393	$ 972,522
Accounts receivable	108,059	187,454
Inventory	174,129	252,142
Due from affiliate	42,377	73,152
Total current assets	410,958	1,485,270
Fixed assets, net of accumulated depreciation	1,618,049	1,142,779
Security deposits	24,357	29,017
Due from shareholder	374,600	80,600
Total Assets	$ 2,427,964	$ 2,737,666
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts and credit cards payable	$ 88,051	$ 229,787
Other current liabilities	16,772	6,369
Due to franchising affiliate	0	14,956
Total Current Liabilities	104,823	251,112
Secured credit facilities	142,359	391,612
EIDL payable	1,726,700	1,731,616
Total Liabilities	1,973,882	2,374,340
SHAREHOLDERS' EQUITY		
Common stock	1,134,192	1,128,713
Retained equity	(680,110)	(765,387)
Total Shareholders' Equity	454,082	363,326
Total Liabilities and Shareholders' Equity	$ 2,427,964	$ 2,737,666

GREENBERRY'S COFFEE ROASTERS, INC.
STATEMENT OF OPERATIONS
For calendar years ended December 31, 2023 and 2022
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	2023	**2022**
Revenue, net	2,636,018	2,424,490
Cost of goods sold	1,864,177	1,855,477
Gross profit	771,841	569,013
Operating expenses		
Selling	41,378	28,689
Marketing	7,917	135,277
Professional	76,321	68,046
Other general and administrative	472,160	496,852
Total operating expenses	597,776	728,864
Net Operating Income (Loss)	174,065	(159,851)
Other income (expense), net	18,744	(30,630)
Interest (expense), net	(106,433)	(19,635)
Tax (provision) benefit	0	0
Net Income (Loss)	86,376	(210,116)

GREENBERRY'S COFFEE ROASTERS, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For calendar years ended December 31, 2023 and 2022
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	Common Stock	Retained Earnings	Total Shareholders' Equity
Balance as of January 1, 2022	**1,079,938**	**(508,577)**	**571,361**
Issuances of equity	48,775		48,775
Distributions		(46,694)	(46,694)
Net income		(210,116)	(210,116)
Balance as of December 31, 2022	**1,128,713**	**(765,387)**	**363,326**
Issuances of equity	5,479		5,479
Distributions		(1,099)	(1,099)
Net income		86,376	86,376
Balance as of December 31, 2023	**1,134,192**	**(680,110)**	**454,082**

GREENBERRY'S COFFEE ROASTERS, INC.
STATEMENT OF CASH FLOWS
For calendar years ended December 31, 2023 and 2022
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	2023	2022
Operating Activities		
Net Income (Loss)	86,376	(210,116)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) decrease in accounts receivable	79,395	(100,059)
(Increase) decrease in inventory	78,013	16,185
(Increase) decrease in other current assets	0	10,388
Increase (decrease) in accounts payable	(141,736)	191,705
Increase (decrease) in all other current liabilities	(4,553)	(4,618)
Net change in cash from operating activities	97,495	(96,515)
Investing Activities		
(Investments in) fixed and intangible assets	(475,270)	(729,567)
Security deposits (paid) returned	4,660	0
Amounts (loaned) received from affiliates	(263,225)	(26,152)
Net change in cash from in investing activities	(733,835)	(755,719)
Financing Activities		
Proceeds from (repayment) of loans	(254,169)	69,768
Contributions to equity, net of (distributions)	4,380	2,081
Net change in cash from financing activities	(249,789)	71,849
Net change in cash and cash equivalents	(886,129)	(780,385)
Cash and cash equivalents at beginning of period	972,522	1,752,907
Cash and cash equivalents at end of period	86,393	972,522

GREENBERRY'S COFFEE ROASTERS, INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Review Report
For calendar years ended December 31, 2023 and 2022

NOTE 1 – NATURE OF OPERATIONS

GREENBERRY'S COFFEE ROASTERS, INC. (the "Company"), was originally organized in Virginia on December 29, 2000. On February 4, 2021, the Company re-domiciled under the laws of Delaware. The Company operates and distributes roasted coffee products and Nitro Cold Brew RTD beverages in several unique flavors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2023 and 2022, the Company had $86,393 and $972,522 of cash on hand, respectively.

Fixed and Intangible Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for

maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2023 and 2022, the Company had $1,618,049 and $1,142,779, respectively, of net fixed assets.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company records revenue as services are performed or products are sold, net of return and warranty accruals. As of December 31, 2023, and 2022, $2,636,018 and $2,424,490, respectively.

Cost of Goods Sold
Cost of goods sold consists primarily of materials, labor attributable to specific jobs, platform costs, tooling expenses and other costs associated with the delivery of our products and services to our customers.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing and on account. When the Company sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30-60 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis.

NOTE 4 – EQUITY

The Company has common stock totaling $1,134,192 and $1,128,713 as of December 31, 2023 and 2022, respectively.

NOTE 5 – INCOME TAX MATTERS

The Company has filed its corporate income tax return for the periods ended December 31, 2023 and 2022. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company may engage in transactions with insiders from time to time including making loans to affiliates and shareholders. Because these transactions are between related parties to the Company, there is no guarantee that the pricing reflects an arm's-length transaction.

NOTE 8 – SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through November 18, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, M. Sean Simmons, Principal Executive Officer of Greenberry's Coffee Roasters, Inc., hereby certify that the financial statements of Greenberry's Coffee Roasters, Inc. included in this Report are true and complete in all material respects.

M. Sean Simmons

President